UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31377 / December 16, 2014

In The Matter of:

Advanced Series Trust
Prudential's Gibraltar Fund, Inc.
The Prudential Series Fund
Prudential Global Total Return Fund, Inc.
Prudential Investment Portfolios 2
Prudential Investment Portfolios 3
Prudential Investment Portfolios 4
Prudential Investment Portfolios 5
Prudential Investment Portfolios 6
Prudential Investment Portfolios 7
Prudential Investment Portfolios 8
Prudential Investment Portfolios 9
Prudential Investment Portfolios 12
Prudential Investment Portfolios 16
Prudential Investment Portfolios 18
Prudential Investment Portfolios, Inc.
Prudential Investment Portfolios, Inc. 10
Prudential Investment Portfolios, Inc. 14
Prudential Investment Portfolios, Inc. 15
Prudential Investment Portfolios, Inc. 17
Prudential Jennison Blend Fund, Inc.
Prudential Jennison Mid-Cap Growth Fund, Inc.
Prudential Jennison Natural Resources Fund, Inc.
Prudential Jennison Small Company Fund, Inc.
Prudential Money Mart Assets, Inc.
Prudential National Muni Fund, Inc.
Prudential Sector Funds, Inc.
Prudential Short-Term Corporate Bond Fund, Inc.
Prudential World Fund, Inc.
The Prudential Variable Contract Account-2
The Prudential Variable Contract Account-10
The Prudential Variable Contract Account-11
The Target Portfolio Trust
Prudential Investments LLC
AST Investment Services, Inc.

100 Mulberry Street
Gateway Center Three, 14th Floor
Newark, New Jersey 07102

(File No. 812-14159)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Advanced Series Trust; Prudential's Gibraltar Fund, Inc.; The Prudential Series Fund; Prudential Global Total Return Fund, Inc.; Prudential Investment Portfolios 2; Prudential Investment Portfolios 3; Prudential Investment Portfolios 4; Prudential Investment Portfolios 5; Prudential Investment Portfolios 6; Prudential Investment Portfolios 7; Prudential Investment Portfolios 8; Prudential Investment Portfolios 9; Prudential Investment Portfolios 12; Prudential Investment Portfolios 16; Prudential Investment Portfolios 18; Prudential Investment Portfolios, Inc.; Prudential Investment Portfolios, Inc. 10; Prudential Investment Portfolios, Inc. 14; Prudential Investment Portfolios, Inc. 15; Prudential Investment Portfolios, Inc. 17; Prudential Jennison Blend Fund, Inc.; Prudential Jennison Mid-Cap Growth Fund, Inc.; Prudential Jennison Natural Resources Fund, Inc.; Prudential Jennison Small Company Fund, Inc.; Prudential Money Mart Assets, Inc.; Prudential National Muni Fund, Inc.; Prudential Sector Funds, Inc.; Prudential Short-Term Corporate Bond Fund, Inc.; Prudential World Fund, Inc.; The Prudential Variable Contract Account-2; The Prudential Variable Contract Account-10; The Prudential Variable Contract Account-11; The Target Portfolio Trust; Prudential Investments LLC; and AST Investment Services, Inc. filed an application on May 24, 2013, and amendments to the application on October 4, 2013, February 21, 2014, October 3, 2014 and November 18, 2014, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order would permit the applicants to enter into and materially amend subadvisory agreements with non-affiliated sub-advisors and wholly-owned sub-advisors without shareholder approval and would grant relief from certain disclosure requirements. The requested order would supersede a prior order that granted exemptive relief from section 15(a) of the Act and rule 18f-2 under the Act solely with respect to non-affiliated sub-advisors ("Prior Order").[1]

On November 20, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31342). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public

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[1] The Target Portfolio Trust and Prudential Mutual Fund Management, Inc., Investment Company Act Release Nos. 22139 (Aug. 13, 1996) (notice) and 22215 (Sep. 11, 1996) (order).

interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Advanced Series Trust, et al. (File No. 812-14159) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary